Exhibit 99.3

FLAMEL TECHNOLOGIES
Société Anonyme with a share capital of Euros 1.975.445,34
Registered Office:
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)

R.C.S. LYON 379.001.530

REPORT OF THE BOARD OF DIRECTORS

EXTRAORDINARY SHAREHOLDERS’ MEETING
TO BE HELD ON JULY 31ST, 2003

Ladies and Gentlemen :

We have called you to this extraordinary shareholders’ meeting of Flamel Technologies S.A, in accordance with the law and our articles of incorporation and bylaws, in order to vote on a capital increase with cancellation of the preemptive rights of the shareholders, warrant holders and holders of any combined securities in favor of named beneficiaries and on a global change to the bylaws.

During its meeting held on July 7, 2003, the Board of Directors set out the terms and conditions of the proposed capital increase as well as the changes to be made to the bylaws.

1.	Proposal to authorize the Board of Directors to increase the share capital by way of issuance of new shares with cancellation of the preemptive rights of the shareholders, warrant holders and any holders of any combined securities in favor of named beneficiaries

The purpose of the capital increase is to strengthen the equity of Flamel Technologies in order to provide it with the resources needed to finance its growth.

Before making a detailed presentation of the proposed transactions, we shall briefly make some comments on our performance since the beginning of the year.

As you know, the last twelve months have been successful for Flamel Technologies. We have signed a number of deals with major pharmaceutical companies, including GlaxoSmithKline, Biovail and Merck.

We obtained significant milestones payments in recognition of our technical progress and scientific achievements.

We have also announced positive human clinical results on Basulin®, our long acting human insulin product.

For more than 3 years, we have built our company and its technologies solely using income from operations.

We now think that it is a good timing to increase the amount of the share capital to strengthen the financial condition of our company.

These additional funds would allow us :

1.	To invest on our Micropump® technology both in terms of personnel and equipment so that we may apply our technology to additional pharmaceutical compounds.

2.	To complete additional human studies on other proteins with our Medusa ® technology. So far, we have obtained human clinical results obtained only on our once-a-day human insuline. Additional resources will allow similar studies on other proteins, and further development of the technology platform.

3.	To negotiate more effectively terms with major pharmaceutical companies.

For this purpose, and it being expressly recalled that all of the shares forming the share capital have been fully paid-up, we propose that you authorize the Board, in accordance with Section L. 225-129 III paragraph 2 of the French Commercial Code, to proceed with a capital increase, in a maximum amount of 244,000 euros, by way of issuance of a maximum of 2,000,000 new shares, which shall be fully paid-up in cash upon subscription.

We suggest that this authorization be granted for a period which shall begin on the day immediately following the date of this extraordinary shareholders’ meeting, and which will expire at the end of the annual meeting of the shareholders called on to vote on the approval of the financial statements for the financial year that will end December 31, 2003, which shall take place no later than June 30, 2004, and the Board may act upon it under the terms and conditions and at the times, which the Board will deem to be appropriate, subject to the conditions set forth below.

The new shares would be issued at par value, with an issuance premium which shall be determined by the Board under the conditions set forth below, in accordance with paragraph II of Section L. 225-138 of the French Commercial Code, which states that “the share issuance price or the conditions of setting of such price are determined by the extraordinary shareholders’ meeting based on the report of the Board of Directors and the special report of the statutory auditor”.

Due to the recent evolution of the Company’s stock on the Nasdaq, the Board proposes that the share premium shall be at a minimum of $12 per share, minus the share par value, and no less that 90% of the market price for the shares, minus the share par value, on the trading day immediately preceding the subscription of the shares.

The share premium for each issued share, which will be set by the Board, will depend upon the quote of the Company’s stock on the day preceding the transaction, compliant with the conditions mentioned above, under the supervision of the statutory auditor.

The dollar/euro conversion rate to be used for purpose of calculating the share premium will be calculated using the rate set by Banque de France applicable on the day when the transaction will be concluded.

We draw your attention to the fact that the newly issued shares are intended to be subscribed by an underwriter, who will immediately resell them on the market to currently unknown investors in the United States.

The Company is currently negotiating with nine possible underwriters to this end and only one of these nine underwriters will be subscribing to the proposed capital increase.

Consequently, we propose that the shareholders cancel the preemptive rights of the shareholders, as well as those of the warrant holders and any holders of any combined securities, issued by the Company, in favor of these nine possible investment banks, it being reminded that only one of them will be subscribing the new shares that will be issued in the context of the proposed capital increase. The statutory auditor shall provide you with a report on such proposed cancellation of the preemptive rights of shareholders, warrant holders and any holders of any combined securities.

These underwriters are :

-	Bank of America Securities

-	Brean Murray & Company.

-	HC Wainright & Co

-	Merrill, Lynch, Pierce, Fenner & Smith

-	Merriman Curhan Ford & Co

-	Punk Ziegel & Company

-	SG Cowan

-	Suntrust Robinso Humphrey

-	UBS Warburg LLC.

In accordance with Section 155-1 and 155-2 of the Decree dated March 23, 1967, as long as the shareholders delegate all powers to the Board in order to set out the definitive terms and conditions and proceed with the implementation of the proposed capital increase, the consequences of such proposed capital increase on the situation of each current shareholder, warrant holders and any holders of any combined securities, shall be examined and be subject to a report of the Board and a special report of the statutory auditor at the time the Board uses the delegation and decides to implement part or all of the proposed capital increase upon delegation of the shareholders.

For this purpose and when the time comes, the Board shall establish interim accounts as of June 30, 2003, as required by Section 155-1 of the Decree dated March 23, 1967.

Therefore, we propose that the shareholders authorize and grant the Board all powers in order to:

(i)	increase the Company’s share capital in a maximum amount of 244,000 euros, upon its sole decision and in one or several times, by way of issuance of a maximum of 2,000,000 new shares at their nominal par value, which shall be fully paid up in cash upon subscription,

(ii)	settle the amount of the share premium, under the terms and conditions determined by the extraordinary shareholders’ meeting,

(iii)	settle the dates of commencement and closing of the subscription period,

(iv)	select the beneficiary of the capital increase among the nine proposed beneficiaries approved by the extraordinary shareholders’ meeting,

(v)	receive the subscriptions,

(vi)	close the subscription period once all of the subscriptions have been gathered,

(vii)	receive the payments,

(viii)	deposit the funds on a bank account in accordance with the law,

(ix)	amend the by-laws accordingly and, more generally,

(x)	take any steps necessary in order to implement the capital increase and effect all formalities required by law.

2.	Proposal to authorize the Board of Directors to increase the share capital by way of issuance of new shares with cancellation of the preemptive rights of the shareholders, warrant holders and any holders of any combined securities in favor of employees

We draw your attention to the fact that Section L. 225-129 of the French Commercial Code, as amended by May 15, 2001 Act relating to New Economic Regulations, seems to impose an obligation to submit to the shareholders a draft resolution on a capital increase reserved to employees who are members of a company savings plan, in the event of any capital increase contemplated by a stock corporation, even though the latter may not have implemented a company savings plan.

This capital increase, reserved to all of our employees, would imply the cancellation of the preemptive rights of the shareholders, warrant holders and any holders of any combined securities, pursuant to and in accordance with the terms set forth by applicable statutes and regulations.

The amount of this increase would not exceed 1% of the new stated capital, i.e. in a maximum amount of 22,200 euros. You may grant to the Board of Directors all powers, for a time period that shall not exceed 2 years, in order to increase the Company’s share capital in a maximum amount of 1% of the new stated capital, i.e. in a maximum amount of 22,200 euros, upon its sole decision and in one or several times, by way of issuance of new shares at their nominal par value, which shall be fully paid up in cash upon subscription, determine the opening and closing dates of the subscription, inform the Company’s employees, receive subscriptions, close in advance the subscription period as soon as all the shares have been subscribed to, receive payments, deposit the funds in accordance with the law, amend the bylaws correlatively, and take, if necessary, any and all useful measures and perform any and all formalities required by the law and to set the price of those shares.

The per share subscription price for the newly issued shares would be set by the Board in accordance with Section L. 443-5 of the French Labor Code, under the supervision of the statutory auditor.

Each employee would be granted an equal number of shares based on the amount of the capital increase and on the number of shares issued.

The shares issued in this way would, as from their issuance, be completely equivalent to already existing shares, benefit from the same rights and be governed by all the provisions of the bylaws and the shareholders’ decisions. The shares would be fully paid up in cash upon subscription.

Should the subscriptions not have absorbed all of the capital increase, we proposes that you authorize the Board of Directors to limit the capital increase to the amount of the received subscriptions, provided that the latter amounts at least to three quarters of the initial amount of the capital increase.

To the extent that a capital increase implemented in violation of the recently amended Section L. 225-129 of the Commercial Code is voidable, we consider that we have to submit to you a draft resolution that, in accordance with the law, proposes a stated capital increase reserved to employees.

We draw to your attention that the Company has no company savings plan. Therefore, such capital increase would not be appropriate in light of the Company’s current situation.

3.	Proposal to change globally the company’s by-laws, notably to conform them to the new provisions of the Commercial Code as they result from the Act on New Economic Regulations dated May 15, 2001 (NER Act) and to take into account the automatic conversion of the stated capital into euros effective as of January 1st, 2002

It is necessary to conform the by-laws to the new provisions of the French Commercial Code resulting from the NER Act and to take into account the automatic conversion of the stated capital into euros as of January 1st, 2002. The proposed amendments, which are underlined in the draft amended by-laws attached to this report, are as follows:

i)	Articles 106 and 107 of the NER Act redefine the respective powers of the Board of Directors and the Chairman, state that the by-laws must define the conditions whereby the Board of Directors choose between two methods for exercising general management, i.e. general management assumed by the Chairman of the Board of Directors or by a Managing Director appointed by the Board of Directors, and create Executive Managing Directors.

Therefore, we propose that you amend Articles 14 and 16 of the by-laws relating to the organization of the Board and to the Chairman, Article 15 relating to the powers of the Board of Directors and Article 17 relating to the Managing Director and the Executive Managing Directors, in order to take into account the new conditions for exercising general management provided by the law.

ii)	Article 106 of the NER Act also provides for new statutory instances in which board meetings can be convened by the chairman upon request of at least a third of its members, if the board has not met for more than two months, or by the Managing Director.

It is therefore proposed to refer to these provisions in the first paragraph of Article 14 of the by-laws concerning Board meeting deliberations, in accordance with new Article L.225-36-1 of the French Commercial Code.

iii)	In accordance with Article 109 of the NER Act, the internal rules that can be drawn up by the board can provide that directors taking part in meetings via videoconferencing methods are deemed to be present for purposed of the calculation of the quorum and the majority.

However, these provisions (iii) do not apply for the adoption of decisions concerning the appointment, removal or remuneration of the Chairman and the Managing Directors, the settlement of the annual corporate and consolidated financial statements and the settlement of the management report.

Similarly, under Article 115 of the NER Act, if provided by the by-laws, shareholders taking part in general meetings via videoconferencing or telecommunications methods enabling them to be identified (the nature and application conditions of which are determined by a Council of State decree) are deemed to be present for the calculation of the quorum and the majority.

These possibilities would be incorporated, respectively, in Article 14 of the by-laws concerning Board meeting deliberations and in Article 19 concerning, in particular, attendance to shareholders’ meetings.

We remind you that the automatic conversion of the stated capital into euros was effective January 1st 2002 and should be reflected in the by-laws, as follows:

     Article 6 – Share capital

Previous text “ The share capital is fixed at twelve million nine hundred fifty eight thousand and seventy two FF (12,958,072 FF) divided into 16,197,590 shares with a par value of 0.80 FF, each, all being fully paid-up ”

New text “ The share capital is fixed at one million and nine hundred and seventy five thousand four hundred and forty five Euros and thirty four cents (1,975,445.34 Euros) divided into 16,197,590 shares of approximately Euro 0.12, all being fully paid-up ”

We invite you to accept these proposals by voting in favor of the First, Second, Third and Sixth resolutions and to vote against resolutions Fourth and Fifth on the enclosed proxy card. Copies of these resolutions are also available to you at the registered office of the Company for the fifteen days preceding this meeting, in accordance with the law.

The Board of Directors.

Attachment

FLAMEL TECHNOLOGIES

A joint stock company with a share capital of € 1,975,445.34
Registered office located at VENISSIEUX (Rhône) Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy

R.C.S. LYON B 379.001.530

BY LAWS

Up dated as of July 2003

ARTICLE 1 – FORM

The Company is a joint stock company governed by applicable laws and regulations and by these by-laws.

ARTICLE 2 – CORPORATE NAME

The corporate name is FLAMEL TECHNOLOGIES.

All the decisions and documents of the Company addressed to third parties, including but not limited to, letters, invoices, announcements and releases must indicate the name of the Company, immediately preceded or followed by, in legible form, the words « société anonyme » or of the initials “S.A.”, the indication of the amount of the share capital and the SIREN number followed by the mention “R.C.S.”, followed by the name of the city where is located the court is registrar with which the Company is registered.

ARTICLE 3 – COMPANY PURPOSE

The purpose of the Company is, in France or abroad:

- on the one hand :

     -     design, realization of new materials for the chemical industry as well as for other industries, specifically in the field of pharmacy, health (biomaterials), cars, aerospace, telecommunications, motorists (turbines), packing and conditioning (specifically in the field of bio-destruction) ;

     -     research and development of polymer and ceramic materials corresponding to identified needs ;

     -     filing, study, acquisition, operation and concession of patents, licenses, processes, trademarks and specialized knowledge linked with, or relating to, in any way, to the above mentioned technological fields ;

     -     production and sale of designed materials ;

- on the other hand:

     -     design, development, manufacture, distribution, import, export of drugs, pharmaceutical specialities and other health products, as well as the exploitation of pharmaceutical specialities, drugs and other health products,

-     and generally, all operations, of any kind, economic or legal, financial, civil or commercial that can be directly or indirectly linked, on its own behalf of on the behalf of third parties, either alone or with third parties, with this corporate purpose or with any similar, related or complementary purpose, as well as the direct or indirect participation of the Company to all activities or industrial operations on any kind, if such activities or operation can be directly or indirectly linked to the company purpose or to any similar, related or complementary purpose.

ARTICLE 4 – REGISTERED OFFICE

The registered office is at VENISSIEUX (Rhône) 33, avenue du Docteur G. Lévy - Parc Club du Moulin à vent.

Notwithstanding the power granted to the shareholders by law and these by-laws in this respect, the registered office may be transferred to any other site in the same département or an adjoining département upon a decision of the board of directors, subject to ratification at the subsequent ordinary general shareholders meeting, or any other locality by virtue of a decision of an extraordinary general shareholders meeting.

ARTICLE 5 – DURATION

The duration of the Company has started to run as of August 10, 1999 and shall expire on August 9, 2099, except in cases of early dissolution or extension.

ARTICLE 6 – SHARE CAPITAL

The amount of the Share Capital is set at one million nine hundred seventy five thousand four hundred forty five euros and thirty four cents (€1,975,445.34) divided in 16,197,590 shares of a par value 0.12 cents of euros each, fully subscribed and paid-up.

ARTICLE 7 – FISCAL YEAR

Each fiscal year shall last one year starting January first of each year and ending on December 31 of the same year.

By exception, the first fiscal year shall end on December 31, 1991.

ARTICLE 8 – ALLOCATION OF THE PROFITS

If the results of the fiscal year, as approved by the general shareholders meeting, show the existence of a distributable profit, the general shareholders meeting shall decide to allocate such profit to one or several reserve accounts of which the general shareholders meeting decides the attribution or use, to carry it forward or to distribute it.

After acknowledging the existence of reserves, the general shareholders meeting may decide the distribution of the amounts taken form the reserves. In this case, the decision expressly mentions the reserve accounts from which the amounts are taken. The general shareholders meeting may also grant to each shareholder, an option between the payment in cash or in shares of all or part of the paid dividend.

ARTICLE 9 – TYPE OF THE SHARES

The shares are registered.

They shall be registered on an account opened by the Company in the name of the shareholder under the conditions set forth in applicable law and regulations. An affidavit of inscription on the account can be granted to the shareholder on shareholder’s request.

ARTICLE 10 – SALE AND ASSIGNMENT OF SHARES

Shares are freely negotiable under the conditions and limitations set forth by applicable law and regulations.

Any transfer of shares takes place, as far as both the Company and third parties are concerned, by way of transfer order signed by the assignor or its representative and the assignee if the shares have not yet been paid-up. The transfer order is registered on the day of its receipt on a numbered and initialized register called “registre des mouvements” (share transfer ledger).

The Company may require that the signatures on the transfer orders be certified by a public officer or a mayor, without prejudice to any legal rules to the contrary.

Shares transfer fees are borne by the assignee, except agreement to the contrary between the parties.

Transfer orders concerning shares not paid up to amounts due and payable shall be rejected.

The Company updates, at least on a six-month basis, the list of shareholders with the indication of the domicile declared by the shareholders.

Title to the shares results from their inscription in the name of the holder(s) on the registers or accounts held to that end by the Company or its representative.

ARTICLE 11 – RIGHTS AND DUTIES ATTACHED TO THE SHARES

Each share gives the right to title in the Company’s assets, a share in profit and in the liquidation surplus, proportional to the value of the existing shares.

The same treatment shall be applied to all the shares that make up or that shall re make up the share capital, as far as the fiscal expenses are concerned.

As a consequence, all taxes that, for any reason, due to the repayment of the capital of these shares, could become due with respect to certain of them only, either during the life of the Company or upon liquidation thereof, shall be allocated among all the shares composing the capital at the moment of this repayment or these repayments, such that all existing or future shares grant to their holder, for the paid-up but not redeemed amount, the same real benefits and give them the right to receive the same net proceeds.

Each time it is necessary to hold several shares to exercise any right, the isolated shares or shares in an number less than the one required number, shall give no right to their holders against the Company; the shareholders shall, in this case, be personally responsible for the gathering of the necessary number of shares.

ARTICLE 12 – PAYMENT OF THE SHARE CAPITAL

The amounts that remain to be paid on the shares to be paid in cash are requested by the board of directors.

The shareholders are informed of the amounts requested and of the date when the corresponding amounts must be paid, either by a newspapers notice inserted fifteen days in advance in a journal authorized to publish legal notices in the départment where the registered office is located, or by registered letter sent to each of the shareholders within the same time period.

A shareholder that does not proceed on time with the requested payments on the shares he holds, shall automatically and without prior notice owe a late payment interest calculated day by day, as of the date the amount was due, at the legal rate applicable in commercial matters plus tree points and without prejudice to enforcement measures set forth by law.

ARTICLE 13 – BOARD OF DIRECTORS

The Company is managed by a Board of Directors composed of at least three members and a maximum of eighteen members.

During the term of the Company, the members of the Board of Directors are appointed and removed, in the conditions provided by applicable laws and regulations.

Each member of the Board of Directors must own at least one share during the whole term of his/her office.

The term of office of the members of the Board of Directors is one year. It expires at the end of the shareholders’ meeting called on to rule on the financial statements for the last financial year.

In accordance with the law, the members of the Board must not be older than seventy.

ARTICLE 14 – DELIBERATIONS OF THE BOARD OF DIRECTORS

Board Meetings are convened by the Chairman, as frequently as the interests of the Company so require, either at the registered office, or in any other place indicated in the convening notice.

The members of the Board are convened to meetings by any means, even verbally.

When the Board of Directors has not met for more than two months, at least one third of the members of the Board may request the Chairman to convene a meeting for a defined agenda.

The Managing Director may also request the Chairman to convene a meeting for a defined agenda.

The Chairman is bound by the requests that are addressed to him pursuant to these last two paragraphs.

For sake of validity of deliberations, the effective attendance of at least half of the members in office is required.

Subject to decisions for which the effective attendance of the members of the Board is required by law, the Board of Directors may provide in its internal rules that the Directors taking part in the Board meeting by videoconference – the nature and applicability of which are determined by applicable regulations – are deemed present for purposes of calculating the quorum and majority of Directors.

Decisions are made with the majority of members present or duly represented: each member holds one vote, and each member may only hold one proxy. The Chairman has no tie-breaking vote.

Deliberations of the Board are recorded in minutes drawn-up, signed and recorded in accordance with applicable laws and regulations.

Copies and excerpts of the minutes for producing in court or elsewhere shall be validly certified either in accordance with applicable laws and regulations.

ARTICLE 15 – POWERS OF THE BOARD OF DIRECTORS

The Board determines the orientation of the Company’s activity and ensures that they are implemented. Subject to the powers expressly granted to the Shareholders Meetings and within the corporate purpose, the Board may address any issue relating to the good operation of the Company and settles Company business through its deliberations.

In its relations to third parties, the Company is bound even by the actions of the Board of Directors that are unrelated to the corporate purpose, unless it can prove that the third party knew that the action exceeded the purpose or could not ignore it under the circumstances, it being excluded that the publication of the by-laws alone is sufficient to constitute such proof.

The Board of Directors undertakes the checks and verifications that it considers to be appropriate. Each Director receives all the information necessary to accomplish his mission and has access to all documents that he considers useful.

ARTICLE 16 – CHAIRMAN OF THE BOARD OF DIRECTORS

The Board of Directors elects from amongst its members a Chairman, who must be an individual. The Board determines the Chairman’s term of office, which may not exceed his term of office as a Director.

The Chairman of the Board of Directors represents the Board vis-à-vis shareholders and third parties. He organizes and manages the work of the Board and reports thereon to the meeting of the shareholders. He oversees the good operation of the Company bodies, in accordance with applicable laws and regulations.

The Chairman of the Board may simultaneously hold offices of managing directors, member of a Board of Directors, of sole managing director, or member of a supervisory Board of stock corporations (sociétés anonymes) having their registered office in the French territory, only to the extent permitted by applicable laws and regulations

The Chairman of the Board is re-eligible. The Board of Directors may remove him/her at any time.

ARTICLE 17 – GENERAL MANAGEMENT

The general management of the Company is carried out, under his responsibility, either by the Chairman of the Board of Directors or by any other individual appointed by the Board, whether or not chosen from amongst its members, and having the title of Managing Director (Directeur Général).

The Board of Directors chooses between these two ways of exercising the General Management by a simple majority vote. Absent a vote to that effect, general management is undertaken by the Chairman of the Board of Directors, until a contrary decision is adopted by the Board of Directors.

When the general management of the Company is undertaken by the Chairman of the Board of Directors, the provisions of these by-laws relating to the Managing Director apply to the Chairman of the Board.

The Managing Director is appointed for a term of one year, expiring at the end of the general shareholders’ meeting called on to rule on the approval of the financial statements for the last financial year.

The Managing Director has the most extensive powers to act under all circumstances in the name of the Company. He exercises these powers within the limit of the corporate purpose and subject to the powers expressly granted by law to Board and Shareholder meetings.

He represents the Company in its relations with third parties. The Company is even bound by the actions of the Managing Director that are not within the scope of the corporate purpose, unless it can prove that the third party knew that the action exceeded this purpose or could not ignore this fact under the circumstances, it being excluded that the publication of the by-laws alone is sufficient to constitute such proof.

The provisions of these by-laws and the decisions of the Board of Directors limiting the powers of the Managing Director may not be invoked against third parties.

Upon a proposal by the Managing Director, the Board of Directors may appoint one or several individuals with the title of Executive Managing Director, responsible for assisting the Managing Director. The Board of Directors may not appoint more than five Executive Managing Directors.

Executive Managing Directors have the same powers as the Managing Director in respect of third parties. With the Managing Director’s approval, the Board of Directors determines the extent and duration of the powers assigned to the Executive Managing Directors.

The Board of Directors may remove the Managing Director at any time. The Executive Managing Directors may also be removed, upon a proposal of the Managing Director. If the removal is without just cause, it may give rise to damages, unless the Managing Director also assumes the functions of the Chairman of the Board of Directors.

Whenever the Managing Director ceases to carry or is prevented from carrying out his duties, the Executive Managing Directors retain their duties and attributions, subject to a contrary decision by the Board, until a new Managing Director is appointed.

An individual may not hold more than one office of Managing Director of stock corporations (sociétés anonymes) having their registered office on the French territory.

The remuneration of the Chairman, and that of the Managing Director and Executive Managing Directors, is determined by the Board of Directors; it may fixed or proportional or both.

ARTICLE 18 – STATUTORY AUDITORS

The control of the Company’s financial statements is carried out by one or several statutory auditors, appointed and exercising their duties, in the conditions provided by law.

The statutory auditor(s) may be assisted with one or several controllers appointed by the Board of Directors and chosen either from amongst its members, or from outside them. The controllers may be invited by the Chairman to attend to meetings of the Board of Directors. In this case, they have a consultative vote.

ARTICLE 19 – GENERAL MEETINGS OF SHAREHOLDERS

Shareholders’ meetings are called in the conditions provided by applicable laws and regulations.

Meetings take place at the registered office or at any other place indicated in the calling notice.

The right to participate in shareholders’ meetings is subject to:

-	the registration of the shareholder in the Company’s share accounts for owners of registered shares,

-	the deposit, at the place indicated in the calling notice, of a certificate of account registration issued by the bank, the financial establishment or the stockbroker, depositary of the shares, as the case may be, for the owners of bearer shares.

The time period during which these formalities must be completed expires a day before the date of the meeting.

General meetings of shareholders are chaired by the Chairman of the Board of Directors, or, in his/her absence, by a director specially delegated to this end by the Board, failing which the shareholders’ meeting elects its chairman.

The duties of scrutineers are fulfilled by two members of the meeting present and accepting, who hold the higher number of shares.

The meeting officials appoint the secretary of the meeting, who may choose from outside the shareholders.

An attendance sheet is drawn up in the conditions provided by applicable laws and regulations.

Are deemed to be present for purposes of calculating the quorum and majority, the shareholders who participate in the meeting by videoconference or by means of telecommunication, the nature and conditions of which are determined by a Decree issued by the Council of State.

The copies and excerpts of the minutes of the shareholders’ meeting are validly certified in accordance with the conditions provided by applicable laws and regulations.

ARTICLE 20 – POWERS AND RESOLUTIONS OF THE SHAREHOLDERS’ MEETINGS

The ordinary and extraordinary shareholders’ meetings, ruling under the conditions of quorum and majority prescribed by provisions respectively governing them, exercise the powers granted to them by applicable laws and regulations.

ARTICLE 21 – DISSOLUTION – LIQUIDATION

Upon expiration of the term of the Company or in the event of earlier dissolution, the shareholders’ meeting determines the method of liquidation and appoints one or several liquidators, of whom it determines their powers, and who exercise their duties in accordance with applicable laws and regulations.

ARTICLE 22 – DISPUTES

Any dispute that may arise during the existence or liquidation of the Company, either between the shareholders or between the Company and the shareholders, regarding the interpretation or the enforceability of these by-laws or regarding, generally, any corporate matter, will be submitted to the relevant courts having jurisdiction where the registered office is located.

To that effect, in the event of a dispute, every shareholder must elect domicile in a place where the courts have jurisdiction over the registered office and all summons or services of process are validly delivered to this domicile.

CERTIFIED TRUE COPY